Exhibit 14.1

ARES COMMERCIAL REAL ESTATE CORPORATION

Code of Business Conduct and Ethics

(adopted on April 5, 2012)

Introduction

This Code of Business Conduct and Ethics (this “Code”) embodies the commitment of Ares Commercial Real Estate Corporation (the “Corporation”) to conduct our business in accordance with all applicable governmental rules and regulations and to promote honest and ethical conduct.  This Code applies to all officers and employees of the Corporation and members of the Corporation’s Board of Directors (the “Board”) (such persons, the “Covered Persons”), each of whom is expected to adhere to the principles and procedures set forth in this Code that apply to them.

Failure to comply with this Code, or to report a violation, may result in disciplinary actions, including warnings, suspensions, termination of employment or such other actions as may be appropriate under the circumstances.

This Code is intended to meet the standards of a code of ethics under the Sarbanes-Oxley Act of 2002, as amended, and the standards of a code of business conduct and ethics under the listing standards of The New York Stock Exchange.

Conflicts of Interest

A “conflict of interest” occurs when a Covered Person’s private interest interferes or appears to interfere with the interests of the Corporation as a whole.  A conflict situation can arise when a Covered Person takes actions or has interests that make it difficult for the individual to perform his or her work objectively and effectively.  The receipt of any improper benefits by the Covered Person or their family members due to the Covered Person’s position with the Corporation, such as loans or guarantees of their obligations, should be avoided at all costs.  A particular activity or situation may be found to involve a conflict of interest even though it does not result in any financial loss to the Corporation, and irrespective of the motivations of the Covered Person involved.

Personal conflicts of interest are prohibited as a matter of Corporation policy, unless they have been approved by the Corporation.  Each Covered Person should engage in and promote honest and ethical conduct, including in their handling of actual or apparent conflicts of interest between personal and professional relationships.  Each Covered Person should promptly report any situation or transaction involving an actual or potential conflict of interest to the Corporation’s Legal Department (the “Legal Department”).  The Legal Department’s determination as to whether a conflict exists or is harmful will be conclusive.

Some of the Covered Persons may also be employees or officers of the Corporation’s external manager or one of its affiliates (collectively, the “Manager”), who manages the Corporation pursuant to a management agreement (the “Management Agreement”).

Although typically not presenting an opportunity for improper personal benefit, conflicts may arise from, or as a result of, the relationship between the Corporation and the Manager and/or Covered Persons that are officers, employees and/or directors of more than one of such entities.  As a result, this Code recognizes that the Covered Persons will, in the normal course of their duties (whether for the Corporation or the Manager), be involved in establishing policies and implementing decisions that will have different effects on the Corporation and the Manager.  The participation of the Covered Persons in such activities is inherent in the relationship between the Corporation and the Manager and is consistent with the performance by the Covered Persons of their duties as officers, employees and/or directors of the Corporation.  Thus, if performed in conformity with the provisions of applicable law, such activities will be deemed to have been handled ethically and to not constitute a “conflict of interest” for purposes of this Code.

Nothing in this Code shall be construed to restrict the right of the Manager to engage in any activity or business that it is permitted to engage in under the Management Agreement or restrict any Covered Person, who is also a member, partner or employee of the Manager, from taking any action in connection therewith.

Corporate Opportunities

Covered Persons owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises.  Covered Persons may not take for themselves personally opportunities that are discovered through the use of Corporation property, information or position, or use Corporation property, information or position for their personal gain.  Nor may they compete with the Corporation.

Sometimes the line between personal and Corporation benefits is difficult to draw, and sometimes both personal and Corporation benefits may be derived from certain activities. The prudent course of conduct is to make sure that any use of Corporation property or services that is not solely for the benefit of the Corporation is approved beforehand by the Legal Department.

Confidentiality

In carrying out the Corporation’s business, Covered Persons often learn confidential or proprietary information about the Corporation, its customers, prospective customers or other third parties.  Covered Persons must maintain the confidentiality of all information so entrusted to them except when disclosure is authorized or legally mandated.  Confidential or proprietary information includes, among other things, any non-public information concerning the Corporation, including its businesses, financial performance, results or prospects, and any non-public information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed.  The obligation to protect confidential information does not end when a Covered Person leaves the Corporation.

Fair Dealing

The Corporation is committed to maintaining the highest legal and ethical standards in the conduct of its business.  Meeting this commitment is the responsibility of the Corporation and each and every one of our Covered Persons.  Each Covered Person should endeavor to deal fairly with the Corporation’s customers, suppliers, service providers, competitors and employees.  No officer, director or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

Protection and Proper Use of Corporation Assets

All Covered Persons should seek to protect the Corporation’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Corporation’s financial performance. Officers, directors and employees must use the Corporation’s assets and services solely for legitimate business purposes of the Corporation and not for any personal benefit or the personal benefit of anyone else.

Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Corporation’s ethical standards are built. All Covered Persons must respect and obey the laws of the cities, states and countries in which we operate.  Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

Covered Persons should strive to identify and raise potential issues before they lead to problems, and should ask about the application of this Code whenever in doubt.  Any questions relating to how these policies should be interpreted or applied should be addressed to the Legal Department.

Insider Trading

You are prohibited by Corporation policy and by law from buying or selling publicly traded securities for any purpose at a time when you are in possession of “material nonpublic information.” This conduct is known as “insider trading.”  If you have any question about whether a particular transaction may constitute insider trading and what you need to do in such case, you should consult the Corporation’s Insider Trading Policy, which has been provided to you (and is available upon request to the Legal Department).

Public Disclosure

It is the Corporation’s policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents it files with, or submits to, the Securities and Exchange Commission and all other governmental, quasi-governmental and self-regulatory bodies and in all other public communications made the Corporation. As a Covered Person, you are required to promote compliance with this Code by all Covered Persons and to abide by the Corporation’s standards, policies and procedures designed to promote compliance with this Code.

Amendments and Waivers of Code of Conduct

The Board has designated the Audit Committee the authority to waive certain provisions of this Code, and may from time to time designate another committee comprised of independent directors to serve such function.  Any Covered Person who believes that a waiver may be called for should discuss the matter with the Legal Department or the Chairman of the Board, or if the Chairman of the Board is unavailable, the Chairman of the Audit Committee.  In addition, this Code may be amended from time to time by the Board.  Amendments to and waivers of this Code will be publicly disclosed as required by applicable law and regulations.  In particular, waivers for executive officers or directors may be made only by the Board, and must be promptly disclosed in a Form 8-K or on the Corporation’s website within four business days.

Compliance with Code

If you know of or suspect a violation of applicable laws, rules or regulations or this Code, you must immediately report that information to the Legal Department or any member of the Board. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code may result in disciplinary action, up to and including discharge. The Board shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

No Rights Created

This Code is a statement of certain fundamental principles and policies and procedures that govern the Covered Persons in the conduct of the Corporation’s business.  It is not intended to and does not create any rights in any Covered Person, supplier, borrower, competitor, stockholder or any other person or entity.

Publication of this Code

The Corporation shall make the most current version of this Code publicly available by placing it on the Corporation’s website at www.arescre.com. This Code is also available in print to any stockholder who requests it.